COUNTERPATH CORPORATION
BOX 95, ONE BENTALL CENTRE
300 - 505 BURRARD ST
VANCOUVER BC V7X 1M3

December 8, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Jennifer Fugario
Staff Accountant

Dear Sirs/Mesdames:

Re:	CounterPath Corporation
Form 8-K Filed December 3, 2010
File No. 000-50346

     In connection with your letter of December 8, 2010 with respect to the Current Report on Form 8-K filed by CounterPath Corporation (the “Company”), the Company acknowledges and confirms that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust you find the foregoing to be in order. Should you have any questions please do not hesitate to contact the undersigned.

Yours truly,

COUNTERPATH CORPORATION

Per: /s/ David Karp

David Karp, Chief Financial Officer